Exhibit 3.2
CenturyTel, Inc.

CORPORATE GOVERNANCE GUIDELINES

(as amended through April 7, 2010)

1.	Director Qualifications

The Board will have a majority of independent directors.  The Nominating and Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of new Board members as well as the composition of the Board as a whole.  This assessment will include members’ independence qualifications, as well as consideration of diversity, character, judgment, skills and experience in the context of the needs of the Board at that time.  All directors must meet any additional qualifications established under the Company’s organizational documents.  It is the general sense of the Board that no more than two management directors should serve on the Board.

Nominees for directorship will be selected in accordance with the qualifications, criteria and procedures described in these guidelines and the Company’s bylaws, as well as the policies and principles in the Committee’s charter and any selection guidelines or criteria adopted thereunder.  The invitation to join the Board should be extended on behalf of the full Board by the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board.

On the terms and subject to the conditions specified in the Company’s bylaws, directors shall be elected by a majority vote of the shareholders and any incumbent director failing to receive a majority of votes cast must promptly tender his or her resignation to the Board.

The Board expects directors who change the job or responsibility they held when they were elected to the Board to volunteer to resign from the Board.  It is not the sense of the Board that in every such instance the director should necessarily leave the Board.  There should, however, be an opportunity for the Board, following a review by the Nominating and Corporate Governance Committee, to determine the continued appropriateness of Board membership under the circumstances.

No director may serve on more than two other unaffiliated public company boards, unless this prohibition is waived by the Board.  No director may serve on the board of a company or organization that competes with the Company or is otherwise likely to raise a significant conflict of interest, unless such service is approved by the Board.  Directors should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board.  No director may be appointed or nominated to a new term if he or she would be age 75 or older at the time of the election or appointment.

The Board does not believe it should establish term limits.  While term limits could help insure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.  As an alternative to term limits, the Nominating and Corporate Governance Committee will review each director’s continuation on the Board at least once every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

Annually, the Board will determine affirmatively which of its directors are independent for purposes of complying with these guidelines and the listing standards of the New York Stock Exchange (the “NYSE”).  A director will not be independent for these purposes unless the Board affirmatively determines that the director does not, either directly or indirectly through the director’s affiliates or associates, have a material commercial, banking, consulting, legal, accounting, charitable, familial or other relationship with the Company or its affiliates, other than as a director.  In making these determinations, the Board will consider all relevant facts and circumstances of both the director and the director’s affiliates and associates, and the extent to which any such relationship could reasonably be expected to interfere with the exercise of independent judgment by the director.  In no event, however, will a director be determined to be independent if any of the disqualifying events or conditions specified in Rule 303A.02(b) of the NYSE Listed Company Manual (as such rule may from time to time be amended, restated, supplemented or re-promulgated) apply to the director.  A member of the Audit Committee of the Board will not be deemed to be independent unless such member meets the standards set forth both  in this paragraph and Rule 10A-3(b) promulgated under the Securities Exchange Act of 1934, as amended (as such rule may from time to time be amended, restated, supplemented or re-promulgated).  For purposes of this paragraph, the terms “affiliates” and “associates” will have the meanings ascribed to them in Rule 405 promulgated under the Securities Act of 1933, as amended (as such rule may from time to time be amended, restated, supplemented or re-promulgated).

2.	Director Responsibilities

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.  In discharging that obligation, directors should be entitled to rely on the honesty and integrity of the Company’s senior executives and its outside advisors and auditors.  The directors shall also be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, to the benefits of indemnification to the extent permitted by law and the Company’s bylaws and any indemnification agreements, and to exculpation as provided by state law and the Company’s articles of incorporation.

Directors are expected to (i) attend the annual shareholders meeting, (ii) attend Board meetings and meetings of committees on which they serve, and (iii) spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.  Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting.

Each Board member is free to suggest the inclusion of items on the agenda.  Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future at least once a year, preferably in an off-site planning session dedicated primarily to such issues.

The Board believes that management speaks for the Company.  Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company.  However, it is expected that Board members would do this with the knowledge of the management and, absent unusual circumstances or as contemplated by the committee charters, only at the request of management.

If a director wishes to resign, retire or not to stand for reelection at the end of his or her current term, the director will notify the Chair of the Nominating and Corporate Governance Committee in writing, with a copy to the Secretary.  Unless otherwise determined by the Board, when a management director retires or ceases to be an active employee for any other reason, that director will be considered to have resigned concurrently from the Board.

3.	Board Committees

The Board will have at all times an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.  All of the members of these committees will be independent directors, as defined in Section 1 above.

Committee members will be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee with consideration of the desires of individual directors.  It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not believe that rotation should be mandated as a policy.  Any appointments or removals of committee members will be made by the Board in accordance with the Company’s bylaws.

Each key committee will have its own charter.  The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The charters will also provide that each key committee will annually evaluate its performance.

The Chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.  The Chair of each committee, in consultation with members of the committee and others specified in the committee’s charter, will develop the committee’s agenda.

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

Each committee may meet in executive session as often as it deems appropriate, and shall have the power to obtain and review any information that the committee deems necessary to perform the functions described in its charter.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

4.	Chairman; Lead Outside Director

The Board shall elect from among its members a Chairman.  The Chairman may be a director who also has executive responsibilities, including the CEO (an “Executive Chair”), or may be one of the Company’s independent directors (a “Non-Executive Chair”).  The Board believes it is in the best interests of the Company for the Board to remain flexible with respect to whether to elect an Executive Chair or a Non-Executive Chair so that the Board may provide for succession planning and respond effectively to changes in circumstances.

The Chairman’s responsibilities include:

(a)           presiding at meetings of the Board;

(b)           overseeing the management, development and functioning of the Board;

(c)           in consultation with the CEO (if different), planning and organizing the activities of the Board and the schedule for Board meetings; and

(d)           in consultation with the CEO (if different), establishing the agendas for Board meetings.

The non-management directors will meet in executive session at least quarterly in conjunction with regularly-scheduled Board meetings and will, subject to the other terms of this paragraph, elect from among the independent directors a lead outside director at least annually.  The lead outside director may call additional meetings of the non-management directors at any time.  At all times during which the Chairman is a Non-Executive Chair, all of the functions and responsibilities of the lead outside director shall be performed by the Non-Executive Chair.

The lead outside director’s responsibilities include:

(a)           coordinating, developing an agenda for, and presiding at each meeting of the non-management directors; and

(b)           providing direction to the CEO on the quality, quantity, and timeliness of the flow of information from management that is necessary for the non-management directors to perform their duties effectively and responsibly, with the understanding that the non-management directors will receive any information requested on their behalf by the lead outside director.

5.	Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Secretary or directly by the director.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, copy the CEO on any written communications between a director and an officer or employee of the Company.

The Board welcomes regular attendance at each Board meeting of the executive officers of the Company and such other Company personnel as the Board or the CEO may designate.

6.	Director Compensation

The Compensation Committee shall review annually director compensation and benefits, and recommend any proposed changes to the Board for approval, subject to the terms, conditions and exceptions set forth in the committee’s charter.  The Compensation Committee will consider whether directors’ independence may be jeopardized if director compensation and perquisites exceed customary levels, or if the Company makes substantial charitable contributions to organizations with which a director (or one of the director’s immediate family members) is affiliated.

7.	Director Orientation and Continuing Education

The Nominating and Corporate Governance Committee shall maintain an Orientation Program for new directors.  All new directors must participate in the Company’s Orientation Program, which should be conducted as soon as practicable after new directors are elected or appointed.  This orientation may include presentations by senior management to familiarize new directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its corporate compliance programs (which include its code of business conduct and ethics), its principal officers, and its internal and independent auditors.  All other directors are also invited to attend the Orientation Program.

The Company will also maintain a Continuing Education Program for directors, pursuant to which it will endeavor to periodically update directors on industry, technological and regulatory developments, and to provide adequate resources to support directors in understanding the Company’s business and matters to be acted upon at board and committee meetings.

8.	CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee will conduct an annual review of the CEO’s performance.  The Nominating and Corporate Governance Committee will provide a report of its findings to the Board of Directors (with appropriate recusals of the CEO and other management directors, as necessary) to enable the Board to ensure that the CEO is providing the best leadership for the Company in the long- and short-term.

The Nominating and Corporate Governance Committee should report periodically to the Board on succession planning.  The entire Board will consult periodically with the Nominating and Corporate Governance Committee regarding potential successors to the CEO.  The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

9.	Annual Evaluation

The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Nominating and Corporate Governance Committee will receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board.  The assessment will focus on the Board’s contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.  The Nominating and Corporate Governance Committee will also, no less than annually, review these guidelines and recommend any proposed changes to the Board for approval.

10.	Recoupment of Compensation

In addition to any other remedies available to the Company and subject to applicable law, if the Board or any committee of the Board determines that any bonus, incentive payment, commission, equity award or other compensation awarded to or received by an executive officer was based on any financial or operating result that was impacted by the executive officer’s knowing or intentional fraudulent or illegal conduct, the Board or a Board committee may recover from the executive officer the compensation it considers appropriate under the circumstances.  The Board has sole discretion to make any and all determinations under this paragraph.

11.	Stock Ownership Guidelines

The Company expects its executive officers to beneficially own CenturyLink stock equal in market value to specified multiples of their annual base salary.  For any year during which an executive does not meet his or her ownership target, the executive is expected to hold a specified percentage of the CenturyLink stock that the executive acquires through the Company’s equity compensation programs, excluding shares sold to pay taxes associated with the acquisition thereof.  Each of these ownership multiples and holding percentages will be set from time to time by the Compensation Committee and will be disclosed in the Company’s annual proxy statement.

Unvested restricted stock and shares held through the Company’s benefit plans count towards the ownership targets, which are calculated based on trailing average stock prices and reviewed at least every three years.  Each executive officer has three years from the date they first become subject to a particular ownership level to attain that target.  The Compensation Committee administers these stock ownership guidelines, and may modify their terms and grant hardship exceptions in its discretion.

12.	Standards of Business Conduct and Ethics

All of the Company’s directors, officers and employees are required to abide by the Company’s long-standing ethics and compliance policies and programs, which include standards of business conduct.  The Company’s program and related procedures cover all areas of professional conduct, including employment policy, conflicts of interests, protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of the Company’s business.

Any waiver of the Company’s policies, principles or guidelines relating to business conduct or ethics for executive officers or directors may be made only by the Board or a duly authorized committee thereof, and will be promptly disclosed as required by applicable law or stock exchange regulations.

* * * * * * * * * *

•	Originally adopted by the Nominating and Corporate Governance Committee and the Board of Directors on February 17, 2003 and February 25, 2003, respectively.

•	Sections 1, 3, 6 and 7 amended by the Nominating and Corporate Governance Committee and the Board of Directors on November 18, 2003 and November 20, 2003, respectively.

•	Sections 1, 3 and 9 amended by the Nominating and Corporate Governance Committee and the Board of Directors on February 19, 2004 and February 25, 2004, respectively.

•	Section 1 amended by the Nominating and Corporate Governance Committee and the Board of Directors on February 18, 2005 and February 22, 2005, respectively.

•	Sections 1, 2, 4, 5, 8 and 9 amended by the Nominating and Corporate Governance Committee and the Board of Directors on February 16, 2006 and February 21, 2006, respectively.

•	Section 1 (last sentence of the fourth paragraph) amended by the Nominating and Corporate Governance Committee and the Board of Directors on August 17, 2007 and August 21, 2007, respectively.

•
Sections 1 and 2 amended, Sections 4 and 10 added, and former Sections 4 to 9 renumbered, in each case by both the Nominating and Corporate Governance Committee and the Board of Directors on June 30, 2009.

•	Section 1 (first, sixth and former seventh paragraphs) amended by the Nominating and Corporate Governance Committee and the Board of Directors on August 11, 2009 and August 24, 2009, respectively.

•	Sections 6 and 12 amended and Section 11 added by the Nominating and Corporate Governance Committee and the Board of Directors on February 19, 2010 and February 23, 2010, respectively.

•	Section 1 amended by the Nominating and Corporate Governance Committee and the Board of Directors on March 10, 2010 and April 7, 2010.